UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059V209

(1)	Names of reporting persons: Paul Anthony Jacobs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: USA
Number of	(5)	Sole voting power: 250,000
shares beneficially owned by	(6)	Shared voting power: 2,250,000
each reporting person with	(7)	Sole dispositive power: 250,000
	(8)	Shared dispositive power: 2,250,000
(9)	Aggregate amount beneficially owned by each reporting person: 2,500,000
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 5.65%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of issuer:

Nuo Therapeutics, Inc. (the “Issuer”)

Item 1(b). Address of issuer’s principal executive offices:

8285 El Rio, Suite 190

Houston TX 77054

Item 2(a). Name of person filing:

This Schedule 13G is being filed by Paul Anthony Jacobs (the “Reporting Person”).

Item 2(b). Address of principal business office or, if none, residence:

The residence address of the Reporting Person is 5434 E. Lincoln Drive, Colonia Miramonte #28, Paradise Valley, AZ 85253.                           .

Item 2(c). Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e). CUSIP No.:

67059V209

Item 3.

Not Applicable.

Item 4. Ownership

The Reporting Person beneficially owns 2,250,000 shares in the Paul Anthony Jacobs and Nancy E. Jacobs Joint Trust and 250,000 shares in the P. Anthony Jacobs IRA.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024	By:	/s/ Paul Anthony Jacobs
	Name:	Paul Anthony Jacobs

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)